November 28, 2024

J. Douglas Ramsey
Chairman and Chief Executive Officer
Breeze Holdings Acquisition Corp.
955 W. John Carpenter Freeway, Suite 100-929
Irving, TX 75039

       Re: Breeze Holdings Acquisition Corp.
           Revised Preliminary Proxy Statement on Schedule 14A
           Filed November 27, 2024
           File No. 001-39718
Dear J. Douglas Ramsey:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   Mathew Saur